SECURITIES AND EXCHANGE COMMISSION

                                WASHINGTON, D.C. 20549




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                         IN THE MATTER OF              :    CERTIFICATE
                    INTERSTATE ENERGY CORPORATION      :    PURSUANT TO
                                                       :      RULE 24
                         File No. 70-9401              :
                                                       :
          (Public Utility Holding Company Act of 1935) :
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                    This Certificate of Notification (the "Certificate") is
          filed by Interstate Energy Corporation ("Interstate"), a registered holding company under the Public Utility Holding Company Act of 1935, as amended (the "Act"), in connection with the transactions proposed in the Form U-1 Application/Declaration (the "Declaration"), as amended, of Interstate in File
          No. 70-9401. These transactions were authorized by Order of the Securities and Exchange Commission dated January 15, 1999 (the "Order"). Interstate hereby certifies the matters set forth below pursuant to Rule 24 of the rules under the Act:

                   i. That, Interstate entered into a Rights Agreement between Interstate and Firstar Bank Milwaukee, N.A., dated as of January 20, 1999.

                  ii. That, on January 20, 1999, Interstate declared a dividend (the "Dividend") distribution of one common share purchase right for each outstanding share of common stock, par value $.01 per share ("Common Stock").

                 iii. That, on February 22, 1999, Interstate issued the Dividend to holders of record of Common Stock on such date.

                  iv. All of the transactions as described above and in the Declaration have been carried out in accordance with the terms and conditions of, and for the purposes requested in, the Declaration, and in accordance with the terms and conditions of the Order.

                   v. Filed herewith as Exhibit F is a "past-tense" opinion of Counsel for Interstate.


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                                      SIGNATURE

                    Pursuant to the requirements of the Public Utility Holding Company Act of 1935, as amended, Interstate has duly caused this Certificate to be signed on its behalf by the undersigned thereunto duly authorized.


                                        INTERSTATE ENERGY CORPORATION


                                        By:    /s/ Erroll B. Davis, Jr.
                                             --------------------------
                                        Name:   Erroll B. Davis, Jr.
                                        Title:  President and
                                                Chief Executive Officer


          Date:  February 23, 1999



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                                    Exhibit Index
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               Exhibit        Description
               -------        -----------

               F              Opinion of counsel